

aB
9/2

SE| **15027610** |MISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden	
hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65929

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___06/28/14___ AND ENDING ___07/03/15___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ernst & Young Corporate Finance (Canada) Inc

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

222 Bay Street, PO Box 251, Ernst & Young Tower

(No. and Street)

Toronto	Ontario	M5K 1J7
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Doug Savage   416-943-3153

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Zeifmans LLP

(Name – *if individual, state last, first, middle name*)

201 Bridgeland Avenue	Toronto	Ontario	M6A 1Y7
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Barry Munro _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Ernst & Young Corporate Finance (Canada) Inc
_____ , as

of July 3 _____, 20 15 _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

Signature

President

Title

Danny Chou

Notary Public

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☑ (c) Statement of Income (Loss).
☑ (d) Statement of Changes in Financial Condition.
☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑ (g) Computation of Net Capital.
☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.

STATEMENT OF FINANCIAL CONDITION

July 3, 2015

(expressed in U.S. dollars)





Zeifmans

AUDITORS' REPORT ON STATEMENT OF FINANCIAL CONDITION

To the Directors of
Ernst & Young Corporate Finance (Canada) Inc.

We have audited the accompanying statement of financial condition of Ernst & Young Corporate Finance (Canada) Inc. (the "Company") as at July 3, 2015, as required by Rule 17a-5 of the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards established by the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance above whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial position referred to above presents fairly, in all material respects, the financial position of the Company as at July 3, 2015, in conformity with accounting principles generally accepted in the United States of America.

Zeifmans LLP

Toronto, Ontario
August 20, 2015

Chartered Accountants
Licensed Public Accountants

201 Bridgeland Avenue | Toronto
Ontario | M6A 1Y7 | Canada

zeifmans.ca
T: 416.256.4000



ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.
(Incorporated Under the Law of Canada)
STATEMENT OF FINANCIAL CONDITION
AS AT JULY 3, 2015
(with comparative figures as at June 27, 2014)
(expressed in U.S. dollars)

A S S E T S

	2015	2014
CURRENT		
Cash	$ 658,951	$ 598,332
Due from affiliates (note 4)	2,765	4,657
TOTAL ASSETS	$ 661,716	$ 602,989

L I A B I L I T I E S

	2015	2014
CURRENT		
Accounts payable and accrued liabilities	$ 76,954	$ 49,537
Due to affiliates (note 4)	7,628	25,532
Government remittances payable	2,709	668
TOTAL LIABILITIES	87,291	75,737

S T O C K H O L D E R'S E Q U I T Y

	2015	2014
COMMON SHARES (note 6)	738,373	738,373
ADDITIONAL PAID-IN CAPITAL (note 6)	300,000	300,000
DEFICIT	(463,948)	(511,121)
TOTAL STOCKHOLDER'S EQUITY	574,425	527,252
	$ 661,716	$ 602,989

Approved and authorized for issue by the Company's board of directors on August 20, 2015.

_____DIRECTOR

_____DIRECTOR

See accompanying notes to statement of financial condition.



1.   **BASIS OF PRESENTATION**

Ernst & Young Corporate Finance (Canada) Inc. (the "Company") was incorporated on November 12, 2002 under the Canada Business Corporations Act and commenced operations on October 23, 2003 as a licensed member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is registered with the United States Securities and Exchange Commission (the "SEC") as a broker-dealer. The Company is wholly-owned by EY Advisory Services Inc. ("EYAS").

The Company's principal activities include providing customized financing, transaction advice and facilitation of financing information to companies engaged in cross-border business activities. The Company does not carry securities accounts for customers or perform custodial actions for customers' securities.

The Company's fiscal year end date is determined as the Friday closest to June 30. In the current year, the year end date was July 3, 2015 and in fiscal 2014 the closest Friday to June 30 fell on June 27, 2014.

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

(a)   **General -**

The Company's accounting policies are in accordance with United States generally accepted accounting principles ("GAAP") and are applied consistently.

(b)   **Cash and cash equivalents –**

Cash and cash equivalents are comprised of balances with banks and short-term investments with original maturities of less than 90 days.

(c)   **Financial instruments -**

Financial instruments are classified into one of five categories: held for trading ("HFT"), held-to-maturity ("HTM"), loans and receivables, available for sale ("AFS"), or other financial liabilities.

The classification is determined at initial recognition and depends on the nature and purpose of the financial instruments.

(i)   HFT financial instruments -

HFT financial instruments include assets and liabilities that are held for trading or designated upon initial recognition as HFT. These financial instruments are measured at fair value. A financial instrument is classified as held for trading if it has been acquired principally for the purpose of selling in the near future; it is a part of an identified portfolio of financial instruments that the Company manages and has an actual pattern of short-term profit-taking; or it is a derivative that is not designated and effective as a hedging instrument. The Company classifies cash and due from/to affiliates as HFT.

(ii)   HTM financial instruments -

Financial instruments having a fixed maturity date and fixed or determinable payments, where the Company intends and has the ability to hold the financial instrument to maturity, are classified as HTM and measured at amortized cost using the effective interest rate method. Currently the Company has no HTM financial instruments.

Zeifmans

(iii)   Loans and receivables -

Items classified as loans and receivable are measured at amortized cost using the effective interest method. Currently, the Company has no financial instruments classified as loans or receivables.

(iv)   AFS financial instruments -

AFS financial instruments are those financial assets that are not classified as HFT, HTM or loans and receivable and are measured at fair value. Currently, the Company has no AFS financial instruments.

(v)   Other financial liabilities -

Other financial liabilities are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method. The Company has classified accounts payable and accrued liabilities as other financial liabilities.

Financial instruments recorded at fair value in the financial statements are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3 - valuation techniques using inputs for the asset or liability that are not based on observable market date (unobservable inputs).

(d)   **Income taxes -**

Income taxes are accounted for under Statement of Financial Accounting Standard No. 109 *Accounting for Income Taxes*. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial reporting and tax bases of assets and liabilities and available loss carry forwards. Deferred tax assets and liabilities are measured using income tax rates in effect for the period in which those temporary differences are expected to be recovered or settled. A valuation allowance is established to reduce tax assets if it is more likely than not that all or some portions of such deferred tax assets will not be realized.

(e)   **Foreign currency translation -**

Portions of the Company's balances are denominated in foreign currencies. Assets and liabilities are translated to U.S. dollars at the exchange rate in effect at the statement of financial condition date.

(f)   **Measurement uncertainty -**

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. An area of significant estimate is deferred income taxes, which is subject to uncertainty associated with tax rates, interpretations by the tax authorities and assumptions about the Company's operations in future years.



3. ## FINANCIAL INSTRUMENTS

The Company has classified its financial instruments as follows:

	2015		2014
Held for trading, measured at fair value:			
Assets			
Cash	$ 658,951	$	598,332
Due from affiliates	$ 2,765	$	4,657
Liabilities			
Due to affiliates	$ 7,628	$	25,532
Financial liabilities, measured at amortized cost:			
Amounts payable and accrued liabilities	$ 76,954	$	49,537

Due to the short-term nature, the fair values of the Company's financial instruments approximate their carrying values. At the current time the Company categorizes all of its financial instruments measured at fair value to be Level 1.

Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or currency risk arising from these financial instruments. The Company is subject to credit risk through its due from affiliates. The Company does not believe that it is exposed to an unusual level of credit risk. The Company's cash is held at one financial institution. None of the cash held on deposit with the bank at July 3, 2015 is federally insured.

4. ## RELATED PARTY BALANCES

The Company does not have staff and depends on Ernst & Young Orenda Corporate Finance Inc. ("EYOCF"), a company under common control, for all its staffing needs. The Company services EYOCF clients through a subcontract arrangement with EYOCF, whereby the Company charges EYOCF based on an amount equal to time spent by EYOCF staff at their standard Canadian billing rates.

On March 1, 2003, the Company and EYOCF entered into a Services Agreement (the "Agreement") whereby the Company engaged EYOCF to provide certain services on the Company's behalf. The Agreement was amended effective July 1, 2005 (the "Amended Agreement"). In accordance with the Amended Agreement, charges and payments for the services in each fiscal year are based on an amount equal to time spent charged at agreed upon rates as defined in the Amended Agreement. At July 3, 2015, the Company has a net amount payable to EYOCF of $2,628 ($18,032 at June 27, 2014) and an amount payable to Ernst & Young LLP United States of $5,000 ($7,500 at June 27, 2014) and such amounts are included under "Due to affiliates".

The Company also enters into contracts with other member firms of Ernst & Young Global Limited ("Member Firms") to provide certain services on the Member Firms' behalf. The Company uses staff provided by EYOCF to provide such services on behalf of the Member Firms. The Company charges Member Firms based on an amount equal to time spent by EYOCF staff at the agreed upon rates as defined in the individual subcontract agreement with each of the Member Firms with which it deals. At July 3, 2015, the Company has an amount receivable from Member Firms of $2,765 ($4,657 at June 27, 2014), and such amount is included under "Due from affiliates".

The balances above are receivable and payable on demand and have arisen from the provision of services.



5. **INCOME TAXES**

The Company has loss carryforwards of $199,482 for federal and provincial income tax purposes. The carryforward amounts expire as follows:

In the year ending July 3, 2032	$	42,191
2033		113,963
2034		43,328
	$	199,482

At July 3, 2015 the Company had unrecognized deferred tax assets in relation to non-capital loss carryforwards of $52,863 ($101,758 as at June 27, 2014) on which a valuation allowance has been recorded for the full amount. Management believes that it is more likely than not that the Company will not be able to utilize the benefit of the deferred income tax asset in the foreseeable future.

6. **SHARE CAPITAL**

The Company has an unlimited number of authorized common shares of which 738,373 are issued and outstanding.

7. **NET CAPITAL REQUIREMENT**

As a registered broker-dealer under the Securities Exchange Act of 1934 and member of FINRA, the Company is subject to the SEC's Uniform Net Capital rule 15c3-1 (the "Rule") of the Act. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. As of July 3, 2015, the Company had net capital of $571,660 (2014 - $522,595), which exceeded minimum net capital requirements by $321,660 (2014 - $272,595).





EY
Building a better
working world

Ernst & Young Corporate
Finance (Canada) Inc.
Member FINRA
Ernst & Young Tower
222 Bay Street, PO Box 251
Toronto, ON M5K 1J7

Tel: +1 416 943 3101
Fax: +1 416 943 3864
ey.com

SENT VIA COURIER



RECEIVED   27 August 2015
AUG 3 1 2015

Principal Office of the SEC
Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Re: Ernst & Young Corporate Finance (Canada) Inc.
     Audit Date: Fiscal Year Ending July 3, 2015

Dear Sir or Madam,

Please find enclosed an original and one copy of the following documents pursuant to the filing requirements of Rule 17a-5 of the Securities and Exchange Commission:

- Report Pursuant to Rule 17a-5(d)
  Statement of Financial Condition (separately bound)
  Exemption report re: compliance with 15c3-3(k)(2)(i)
  Supplementary Report in accordance with Rule 17a-5(e)(4)
- Annual Audited Report Form X-17a-5
  Signed and notarized Oath

Since a separately bound copy of the Statement of Financial Condition is enclosed, we request confidential treatment of the Report Pursuant to Rule 17a-5(e)3.

Yours truly,

Doug Savage
Chief Compliance Officer
416-943-3153

Encls.

ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.

FINANCIAL STATEMENTS

July 3, 2015

(expressed in U.S. dollars)



Ze:fmans

ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.

FINANCIAL STATEMENTS

July 3, 2015

(expressed in U.S. dollars)





INDEPENDENT AUDITORS' REPORT

To the Directors of
Ernst & Young Corporate Finance (Canada) Inc.

We have audited the accompanying statement of financial condition of Ernst & Young Corporate Finance (Canada) Inc. (the "Company") as at July 3, 2015 and the related statements of comprehensive income (loss), changes in stockholder's equity, cash flows and changes in liabilities subordinated to claims of creditors for the year then ended, as required by Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance above whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at July 3, 2015, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Zeifmans LLP

Toronto, Ontario
August 20, 2015

Chartered Accountants
Licensed Public Accountants

201 Bridgeland Avenue | Toronto
Ontario | M6A 1Y7 | Canada

zeifmans.ca
T: 416.256.4000



ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.
(Incorporated Under the Laws of Canada)
STATEMENT OF FINANCIAL CONDITION
AS AT JULY 3, 2015
(with comparative figures as at June 27, 2014)
(expressed in U.S. dollars)

A S S E T S

	2015	2014
CURRENT		
Cash	$ 658,951	$ 598,332
Due from affiliates (note 4)	2,765	4,657
TOTAL ASSETS	$ 661,716	$ 602,989

L I A B I L I T I E S

	2015	2014
CURRENT		
Accounts payable and accrued liabilities	$ 76,954	$ 49,537
Due to affiliates (note 4)	7,628	25,532
Government remittances payable	2,709	668
TOTAL LIABILITIES	87,291	75,737

S T O C K H O L D E R'S E Q U I T Y

	2015	2014
COMMON SHARES (note 6)	738,373	738,373
ADDITIONAL PAID-IN CAPITAL (note 6)	300,000	300,000
DEFICIT	(463,948)	(511,121)
TOTAL STOCKHOLDER'S EQUITY	574,425	527,252
	$ 661,716	$ 602,989

Approved and authorized for issue by the Company's Board of Directors on August 20, 2015.

_____ DIRECTOR

_____ DIRECTOR

See accompanying notes to financial statements



ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JULY 3, 2015
(with comparative figures for the year ended June 27, 2014)
(expressed in U.S. dollars)

	Common Shares		Additional		
	Number	Amount	paid-in capital	Deficit	Total
Balance as at June 28, 2013	738,373	$ 738,373	$ 300,000	$ (450,561)	$ 587,812
Comprehensive loss for the year	-	-	-	(60,560)	(60,560)
Balance, June 27, 2014	738,373	738,373	300,000	(511,121)	527,252
Comprehensive income for the year	-	-	-	47,173	47,173
Balance, July 3, 2015	738,373	$ 738,373	$ 300,000	$ (463,948)	$ 574,425



See accompanying notes to financial statements



ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.
STATEMENT OF COMPREHENSIVE INCOME (LOSS)
FOR THE YEAR ENDED JULY 3, 2015
(with comparative figures for the year ended June 27, 2014)
(expressed in U.S. dollars)

	2015	2014
REVENUE		
Advisory service fees - hourly contracts (note 4)	$ 443,097	$ 393,108
Annual service fees (note 4)	315,486	273,742
Advisory service fees - success based contracts (note 4)	240,126	711,840
	998,709	1,378,690
EXPENSES		
Professional service fees (note 4)	507,489	901,153
Administrative service fees (note 4)	175,449	193,941
Regulatory fees and education	105,485	109,188
Technology	85,752	60,391
Legal fees	39,886	139,156
Audit	28,776	27,774
Foreign currency translation loss	8,699	7,647
	951,536	1,439,250
COMPREHENSIVE INCOME (LOSS)	$ 47,173	$ (60,560)

See accompanying notes to financial statements



ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JULY 3, 2015
(with comparative figures for the year ended June 27, 2014)
(expressed in U.S. dollars)

	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES		
Comprehensive income (loss) for the year	$ 47,173	$ (60,560)
Net changes in non-cash working capital items related to operations:		
Due from/to affiliates	(16,012)	90,348
Accounts payable and accrued liabilities	27,417	612
Government remittances payable	2,041	20,080
NET INCREASE IN CASH FOR THE YEAR	60,619	50,480
CASH, BEGINNING OF THE YEAR	598,332	547,852
CASH, END OF THE YEAR	$ 658,951	$ 598,332

See accompanying notes to financial statements



ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED JULY 3, 2015
(with comparative figures for the year ended June 27, 2014)
(expressed in U.S. dollars)

	2015	**2014**
Balance, beginning of the year	$ -	$ -
Increase in subordinated loan	-	-
Balance, end of the year	$ -	$ -



1.   **BASIS OF PRESENTATION**

Ernst & Young Corporate Finance (Canada) Inc. (the "Company") was incorporated on November 12, 2002 under the Canada Business Corporations Act and commenced operations on October 23, 2003 as a licensed member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is registered with the United States Securities and Exchange Commission (the "SEC") as a broker-dealer. The Company is wholly-owned by EY Advisory Services Inc. ("EYAS").

The Company's principal activities include providing customized financing, transaction advice and facilitation of financing information to companies engaged in cross-border business activities. The Company does not carry securities accounts for customers or perform custodial actions for customers' securities.

The Company's fiscal year end date is determined as the Friday closest to June 30. In the current year, the year end date was July 3, 2015 and in fiscal 2014 the closest Friday to June 30 fell on June 27, 2014.

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

(a)   **General -**

The Company's accounting policies are in accordance with United States generally accepted accounting principles ("GAAP") and are applied consistently.

(b)   **Cash and cash equivalents –**

Cash and cash equivalents are comprised of balances with banks and short-term investments with original maturities of less than 90 days.

(c)   **Financial instruments -**

Financial instruments are classified into one of five categories: held for trading ("HFT"), held-to-maturity ("HTM"), loans and receivables, available for sale ("AFS"), or other financial liabilities.

The classification is determined at initial recognition and depends on the nature and purpose of the financial instruments.

(i)   HFT financial instruments -

HFT financial instruments include assets and liabilities that are held for trading or designated upon initial recognition as HFT. These financial instruments are measured at fair value with changes in fair values recognized in the statement of comprehensive income (loss). A financial instrument is classified as held for trading if it has been acquired principally for the purpose of selling in the near future; it is a part of an identified portfolio of financial instruments that the Company manages and has an actual pattern of short-term profit-taking; or it is a derivative that is not designated and effective as a hedging instrument. Financial instruments classified as HFT are initially measured at fair value with any subsequent gain or loss recognized in net income (loss) in the statement operations. The net gain or loss recognized incorporates any dividend or interest earned on the financial instrument. The Company classifies cash and due from/to affiliates as HFT.



(ii)   HTM financial instruments -

Financial instruments having a fixed maturity date and fixed or determinable payments, where the Company intends and has the ability to hold the financial instrument to maturity, are classified as HTM and measured at amortized cost using the effective interest rate method. Any gains and losses arising from the sale of HTM financial instruments are included in comprehensive income (loss) in the statement of comprehensive income (loss). Currently the Company has no HTM financial instruments.

(iii)   Loans and receivables -

Items classified as loans and receivable are measured at amortized cost using the effective interest method. Any gains or losses on the realization of loans and receivables are included in comprehensive income (loss) in the statement of comprehensive income (loss). Currently, the Company has no financial instruments classified as loans and receivables.

(iv)   AFS financial instruments -

AFS financial instruments are those financial assets that are not classified as HFT, HTM or loans and receivable and are measured at fair value. Any gains or losses arising from the change in fair value are recorded in other comprehensive income. AFS financial instruments are written down to fair value through other comprehensive income whenever it is necessary to reflect other-than-temporary impairment. Cumulative gains and losses arising upon the sale of the instrument are reclassified from equity to comprehensive income (loss) as a reclassification adjustment. Currently the Company has no AFS financial instruments.

(v)   Other financial liabilities -

Other financial liabilities are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis in comprehensive income (loss) in the statement of comprehensive income (loss). The Company has classified accounts payable and accrued liabilities as other financial liabilities.

Financial instruments recorded at fair value in the financial statements are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3 - valuation techniques using inputs for the asset or liability that are not based on observable market date (unobservable inputs).

(d)   **Income taxes -**

Income taxes are accounted for under Statement of Financial Accounting Standard No. 109 *Accounting for Income Taxes*. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial reporting and tax bases of assets and liabilities and available loss carry forwards. Deferred tax assets and liabilities are measured using income tax rates in effect for the period in which those temporary differences are expected to be recovered or settled. A valuation allowance is established to reduce tax assets if it is more likely than not that all or some portions of such deferred tax assets will not be realized.



(e) **Foreign currency translation -**

Portions of the Company's transactions are denominated in foreign currencies. Assets and liabilities are translated to U.S. dollars at the exchange rate in effect at the statement of financial condition date. Revenues and expenses are translated at the exchange rates prevailing on the date of the related transactions. Gains (losses) as a result of foreign currency translations are recorded in the Company's statement of comprehensive income (loss).

(f) **Revenue recognition -**

The Company earns revenue in connection with advisory services and annual fees. The Company enters into success-based advisory contracts where revenue is recognized when the underlying transaction for which the advisory services are being provided has been completed. Additionally, the Company enters into advisory service contracts on an time and charges basis where revenue is recognized as services are provided. The Company recognizes revenue from annual service fees on a straight line basis over the term of the service.

(g) **Measurement uncertainty -**

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. An area of significant estimate is deferred income taxes, which is subject to uncertainty associated with tax rates, interpretations by the tax authorities and assumptions about the Company's operations in future years.

3. **FINANCIAL INSTRUMENTS**

The Company has classified its financial instruments as follows:

	2015	2014
Held for trading, measured at fair value:		
Assets		
Cash	$ 658,951	$ 598,332
Due from affiliates	$ 2,765	$ 4,657
Liabilities		
Due to affiliates	$ 7,628	$ 25,532
Financial liabilities, measured at amortized cost:		
Accounts payable and accrued liabilities	$ 76,954	$ 49,537

Due to their short-term nature, the fair values of the Company's financial instruments approximate their carrying values. At the current time the Company categorizes all of its financial instruments measured at fair value to be Level 1.

Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or currency risk arising from these financial instruments. The Company is subject to credit risk through its due from affiliates. The Company does not believe that it is exposed to an unusual level of credit risk. The Company's cash is held at one financial institution. None of the cash held on deposit with the bank at July 3, 2015 is federally insured.

Zeifmans

4. **RELATED PARTY TRANSACTIONS AND BALANCES**

The Company does not have staff and depends on Ernst & Young Orenda Corporate Finance Inc. ("EYOCF"), a company under common control, for all its staffing needs. The Company services EYOCF clients through a subcontract arrangement with EYOCF, whereby the Company charges EYOCF based on an amount equal to time spent by EYOCF staff at their standard Canadian billing rates. For the year ended July 3, 2015, the amount of work subcontracted to the Company from EYOCF totaled $652,403 (2014 - $1,084,893), of which $240,126 (2014 - $711,840) is included under "Advisory service fees - success based contracts" and $412,277 (2014 - $373,053) is included in "Advisory service fees - hourly contracts". Accordingly, the Company is economically dependent on EYOCF for greater than half of its total revenue.

On March 1, 2003, the Company and EYOCF entered into a Services Agreement (the "Agreement") whereby the Company engaged EYOCF to provide certain services on the Company's behalf. The Agreement was amended effective July 1, 2005 (the "Amended Agreement"). In accordance with the Amended Agreement, charges and payments for the services in each fiscal year are based on an amount equal to time spent charged at agreed upon rates as defined in the Amended Agreement. For the year ended July 3, 2015, the amount charged to the Company by EYOCF for work done for EYOCF's clients totaled $488,166 (2014 - $878,903), as included in "Professional service fees". In addition, EYOCF has charged the Company $175,449 (2014 - $193,941) of costs representing an allocation of costs for defined services based on an estimate of time spent, plus any direct expenses incurred by EYOCF and Ernst & Young LLP United States ("EYUS") on behalf of the Company of $170,449 (2014 - $186,441) and $5,000 (2014 - $7,500), respectively, as included in "Administrative service fees". At July 3, 2015, the Company has a net amount payable to EYOCF of $2,628 ($18,032 at June 27, 2014) and an amount payable to Ernst & Young LLP United States of $5,000 ($7,500 at June 27, 2014) and such amounts are included under "Due to affiliates".

The Company also enters into contracts with other member firms of Ernst & Young Global Limited ("Member Firms") to provide certain services on the Member Firms' behalf. The Company uses staff provided by EYOCF to provide such services on behalf of the Member Firms. The Company charges Member Firms based on an amount equal to time spent by EYOCF staff at the agreed upon rates as defined in the individual subcontract agreement with each of the Member Firms with which it deals. During the year, the total amount of revenue from Member Firms totaled $30,820 (2014 - $20,055), and is included in "Advisory service fees - hourly contracts". In addition, the Company earns annual service fees from Member Firms for assistance with compliance with SEC rules. The annual service fee amount is individually determined for each Member Firm based on their related revenue of the prior year. Total annual service fees earned during the year were $315,486 (2014 - $273,742), and are included under "Annual services fees". At July 3, 2015, the Company has an amount receivable from Member Firms of $2,765 ($4,657 at June 27, 2014), and such amount is included under "Due from affiliates".

For services provided on the Member Firms' behalf, the Company pays EYOCF an amount equal to the time spent charged at the agreed upon rates as defined in the Amended Agreement. During the year, the total amount of work charged to the Company by EYOCF for work done for Member Firms totaled $19,323 (2014 - $22,250) and is included in "Professional service fees".

The balances above are receivable and payable on demand and have arisen from the provision of services.

These transactions were in the normal course of operations and have been recorded at the exchange amount as agreed to by the parties.

Zeifmans

5. **INCOME TAXES**

The difference between the amount of the provision for (recovery of) income taxes and the amount computed by multiplying comprehensive income (loss) before income taxes by the statutory Canadian rate of 26.50% (2014 - 26.50%) is reconciled as follows:

	2015	2014
Expected income tax provision (recovery)	$ 12,501	$ (16,048)
Translation gain (loss) on U.S. dollar assets	21,167	(627)
Utilization of unbooked tax losses	(33,668)	-
Income tax benefits not recognized	-	16,675
	$ -	$ -

The Company has loss carryforwards of $199,482 for federal and provincial income tax purposes. The carryforward amounts expire as follows:

In the year ending July 3, 2032	$ 42,191
2033	113,963
2034	43,328
	$ 199,482

At July 3, 2015 the Company had unrecognized deferred tax assets in relation to non-capital loss carryforwards of $52,863 ($101,758 as at June 27, 2014) on which a valuation allowance has been recorded for the full amount. Management believes that it is more likely than not that the Company will not be able to utilize the benefit of the deferred income tax asset in the foreseeable future.

6. **SHARE CAPITAL**

The Company has an unlimited number of authorized common shares of which 738,373 are issued and outstanding.

7. **NET CAPITAL REQUIREMENT**

As a registered broker-dealer under the Securities Exchange Act of 1934 and member of FINRA, the Company is subject to the SEC's Uniform Net Capital rule 15c3-1 (the "Rule") of the Act. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. As of July 3, 2015, the Company had net capital of $571,660 (2014 - $522,595), which exceeded minimum net capital requirements by $321,660 (2014 - $272,595).





Zeifmans

<u>INDEPENDENT AUDITORS' REPORT</u>

To the Directors of
Ernst & Young Corporate Finance (Canada) Inc.

The accompanying schedule of computation of net capital (the "Schedule") pursuant to Rule 15c3-1 of the United States Securities and Exchange Act of 1934 (the "Rule") of Ernst & Young Corporate Finance (Canada) Inc. (the "Company") as at July 3, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Schedule is the responsibility of the Company's management.

Our audit procedures included determining whether the Schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Schedule. In forming our opinion on the Schedule, we evaluated whether the Schedule, including its form and content, is presented in conformity with the Rule.

In our opinion, the Schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Zeifmans LLP

Toronto, Ontario
August 20, 2015

Chartered Accountants
Licensed Public Accountants

201 Bridgeland Avenue | Toronto   zeifmans.ca
Ontario | M6A 1Y7 | Canada   T: 416.256.4000



ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934
AS AT JULY 3, 2015
(with comparative figures as at June 27, 2014)
(expressed in U.S. dollars)

	2015	2014
Stockholder's equity	$ 574,425	$ 527,252
Deductions and/or changes:		
Non-allowable assets		
Due from affiliates	(2,765)	(4,657)
Net capital	571,660	522,595
Minimum net capital requirement -		
The greater of 2% of aggregate debit items arising from customer transactions of $nil or $250,000	250,000	250,000
Excess net capital	$ 321,660	$ 272,595
Net capital in excess of the greater of 5% of combined aggregate debit items or 120% of minimum net capital requirement	$ 271,660	$ 222,595

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

SCHEDULE 1





Zeifmans

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors of
Ernst & Young Corporate Finance (Canada) Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Ernst & Young Corporate Finance (Canada) Inc. (the "Company") identified the following provisions of 17 C.F.R § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "Exemption Provisions") and (2) the Company stated that the Company met the identified Exemption Provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the Exemption Provisions and its statements.

Our review was conducted in accordance with standards established by of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquires and other required procedures to obtain evidence about the Company's compliance with the Exemption Provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Zeifmans LLP

Toronto, Ontario
August 20, 2015

Chartered Accountants
Licensed Public Accountants

201 Bridgeland Avenue | Toronto
Ontario | M6A 1Y7 | Canada

zeifmans.ca
T: 416.256.4000





EY

**Building a better
working world**

Ernst & Young Corporate
Finance (Canada) Inc.
Member FINRA
Ernst & Young Tower
222 Bay Street, PO Box 251
Toronto, ON M5K 1J7

Tel: +1 416 943 3101
Fax: +1 416 943 3864
ey.com

Exemption Report - Rule 15c-3-3(k)

Ernst & Young Corporate Finance (Canada) Inc ("EYCF(C)") was (i) exempt from the requirements of Rule 15-c3-3 under section (k) (2) (i) - Special Account for the Exclusive Benefit of customers maintained; and (ii) met the identified exemption provisions throughout the year ended July 3, 2015 without exception.

These statements are made to our best knowledge and belief, pursuant to SEC Rule 17-a-5.

ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION GENERAL ASSESSMENT

JULY 3, 2015





INDEPENDENT AUDITORS' REPORT ON SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION GENERAL ASSESSMENT

To the Directors of
Ernst & Young Corporate Finance (Canada) Inc.

The accompanying Schedule of Securities Investor Protection Corporation General Assessment (the "Schedule") of Ernst & Young Corporate Finance (Canada) Inc. (the "Company") in accordance with the provisions of Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934 (the "Rule") for the year ended July 3, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Schedule is the responsibility of the Company's management.

Our audit procedures included determining whether the Schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Schedule. In forming our opinion on the Schedule, we evaluated whether the Schedule, including its form and content, is presented in conformity with the Rule.

In our opinion, the Schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Zeifmans LLP

Toronto, Ontario
August 20, 2015

Chartered Accountants
Licensed Public Accountants



ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.
SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION GENERAL ASSESSMENT
FOR THE YEAR ENDED JULY 3, 2015
(expressed in U.S. dollars)

Securities Investor Protection Corporation ("SIPC") general assessment for the year ended July 3, 2015 is as follows:

Initial assessment amount (note 2)	$	1,046
Less: January 22, 2015 payment (note 2)		1,046
		-
General assessment amount, net (note 3)		1,451
Balance due at July 3, 2015 (note 3)	$	1,451

Approved and authorized for issue by the Company's Board of Directors on August 20, 2015.

See accompanying notes.



1. **BASIS OF PRESENTATION**

    Ernst & Young Corporate Finance (Canada) Inc. (the "Company") was incorporated on November 12, 2002 under the Canada Business Corporations Act and commenced operations on October 23, 2003 as a licensed member of the Financial Industry Regulatory Authority, Inc. The Company is wholly-owned by EY Advisory Services Inc.

    The Company is registered with the United States Securities and Exchange Commission (the "SEC") as a broker-dealer. Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 (the "Rule") requires that the Company be a member of Securities Investor Protection Corporation ("SIPC"). Such membership requires the Company to make a general assessment of annual fee payments to SIPC.

    The schedule reflects information the Company made available as at August 20, 2015. If further assessments for the year ended July 3, 2015 are made, the Company's SIPC general assessment for the year would change.

    The Company's principal activities include providing customized financing, transaction advice and facilitation of financing information to companies engaged in cross-border business activities. The Company does not carry securities accounts for customers or perform custodial actions for customers' securities.

    The Company's fiscal year end date is determined as the Friday closest to June 30. In the current year, the year end date was July 3, 2015 and in fiscal 2014 the closest Friday to June 30 fell on June 27, 2014.

2. **INITIAL ASSESSMENT**

    The initial general assessment for the first half of the fiscal period ended July 3, 2015 under the Rule was $1,046. The Company paid this amount on January 22, 2015 to SIPC at 805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215.

3. **GENERAL ANNUAL ASSESSMENT**

    This general assessment is based on the annual financial statements and was computed as follows:

Total revenue	$	998,709
Additions to revenue		-
Deductions from revenue		-
Net operating revenue	$	998,709
General assessment amount (computed at 0.25% of net operating revenue)	$	2,497
Less: initial assessment payment (note 2)		1,046
General assessment amount, net	$	1,451



ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.

SCHEDULE OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE U.S. SECURITIES AND EXCHANGE ACT OF 1934
JULY 3, 2015



Zeifmans

INDEPENDENT AUDITORS' REPORT ON SCHEDULE OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE U.S. SECURITIES AND EXCHANGE ACT OF 1934

To the Directors of
Ernst & Young Corporate Finance (Canada) Inc.

The accompanying schedule of computation for determination of reserve requirements under Rule 15c3-3 of the U.S. Securities and Exchange Act of 1934 (the "Schedule") of Ernst & Young Corporate Finance (Canada) Inc. (the "Company") as at July 3, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Schedule is the responsibility of the Company's management.

Our audit procedures included determining whether the Schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Schedule. In forming our opinion on the Schedule, we evaluated whether the Schedule, including its form and content, are presented in conformity with Rule 15c3-3 of the U.S. Securities and Exchange Act of 1934.

In our opinion, the Schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Zeifmans LLP

Toronto, Ontario
August 20, 2015

Chartered Accountants
Licensed Public Accountants

201 Bridgeland Avenue | Toronto
Ontario | M6A 1Y7 | Canada

zeifmans.ca
T: 416.256.4000



ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.
SCHEDULE OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE U.S. SECURITIES AND EXCHANGE ACT OF 1934
AS AT JULY 3, 2015
(amounts expressed in U.S. dollars)

Customer funds held in excess $_____-_____

Amount in reserve bank account $_____-_____

Approved and authorized for issue by the Company's Board of Directors on August 20, 2015



ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.
NOTE TO SCHEDULE OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE U.S. SECURITIES AND EXCHANGE ACT OF 1934
AS AT JULY 3, 2015

Ernst & Young Corporate Finance (Canada) Inc. (the "Company") does not maintain customer accounts and does not handle securities and therefore is eligible under the exemptive provisions of rule 15c3-3 of the U.S. Securities and Exchange Act of 1934 (the "Rule") to exclude certain portions of the Rule such as computations of amounts to be on deposit in a special reserve bank account, possession and control requirements. The Company is in compliance with the conditions of exemption.

